UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of March 2021

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Notice regarding Ordinary General Shareholders’ Meeting held on March 26, 2021

Item 1

Grupo Aval Acciones y Valores S.A. (the “Company”) informs that the ordinary meeting of shareholders, held on March 26, 2021, adopted the following decisions:

1.	Approved the Company’s financial statements, management report and other attachments, for the year ended on December 31, 2020. It further approved the following distribution of profits:

GRUPO AVAL ACCIONES Y VALORES S.A

PROPOSED DISTRIBUTION OF PROFITS

FOR THE PERIOD BEGINNING ON JANUARY 1st AND ENDING ON DECEMBER 31st, 2020

GENERAL MEETING OF SHAREHOLDERS

Net Income			2,399,001,330,459.91

With tax benefit		1,523,083,341,541.04
Without tax benefit		875,917,988,918.88

Plus:
Occasional reserve release at the disposal of the General Meeting of Shareholders			9,510,715,545,397.49
Year 2016 and previous years		2,057,618,814,741.97
With tax benefit	-
Without tax benefit	2,057,618,814,741.97
Year 2017 and following		7,453,096,730,655.52
With tax benefit	3,838,857,748,781.71
Without tax benefit	3,614,238,981,873.81

Total Income available for disposal of the General Meeting of Shareholders			11,909,716,875,857.40

To distribute a cash dividend of $4.50 per share per month from April 2021 to March 2022, including those two months, over 22,281,017,159 outstanding shares as of the date of this Meeting.			1,203,174,926,586.00

With tax benefit:		1,203,174,926,586.00

These dividends will be taken from profits of year 2017 and following years, eligible to be distributed with tax benefit to Shareholders	1,203,174,926,586.00

Note: Dividends shall be paid within the first ten (10) days of each month according to applicable regulations. In accordance with article 2.23.1.1.4 of Decree 2555 of 2010 (modified by Decree 4766 of 2011), and the regulations of the Colombian Stock Exchange, dividends for the month of April 2021, will be paid from the fourth trading day following the date in which the General Meeting of Shareholders approves the distribution of profits, that is beginning on April 5. In this month, dividends will be paid until April 14.

Occasional reserve at the disposal of General Meeting of Shareholders			10,706,541,949,271.40

Total with tax benefit:		4,158,766,163,736.82

Year 2020	1,523,083,341,541.04
Year 2019	1,605,196,863,857.97
Year 2018	1,030,485,958,337.81

Total without tax benefit:		6,547,775,785,534.59

Year 2020	875,917,988,918.88
Year 2019	1,426,041,296,499.94
Year 2018	1,323,914,957,506.00
Year 2017	864,282,727,867.80
Year 2016 and previous	2,057,618,814,741.97

Total without tax benefit:			11,909,716,875,857.40

NOTES:

1. Dividends distributed under profits of year 2017 and subsequent years will be taxed and subject to a withholding tax, according to applicable tax laws.

2. According to article 242-1 of the Tax Statute and in accordance with Regulatory Decree 1457/2020, the withholding applied to dividends amounted $1,359,970,175. This value will be transferred to all shareholders according to their participation, as a lower value to be paid.

2.	Elected the following individuals as members of the Board of Directors for the period beginning on April 1, 2021 and ending on March 31, 2022:

BOARD OF DIRECTORS - GRUPO AVAL ACCIONES Y VALORES S.A.

2021-2022

PRINCIPAL	ALTERNATE

Luis Carlos Sarmiento Angulo	Mauricio Cárdenas Müller
Alejandro Figueroa Jaramillo	Carlos Eduardo Upegui Cuartas
María Lorena Gutiérrez Botero	Juan Camilo Ángel Mejía
Álvaro Velásquez Cock	Ana María Cuéllar de Jaramillo
Fabio Castellanos Ordóñez (*)	Luis Fernando López Roca (*)
Miguel Largacha Martínez	César Prado Villegas
Esther América Paz Montoya (*)	Germán Villamil Pardo (*)

(*) Independent Members

3.	Re-elected KPMG as Statutory Auditor of the Company. KPMG will appoint the individuals that will act as principal and alternate Statutory Auditor of the Company, on behalf of such firm.

4.	In addition to the aforementioned decisions, the Company informs that the following will be the ex-dividend dates applicable to the period beginning on April 2021 and ending on March 2022:

Ex-dividend Dates April 2021 - March 2022 (*)
Month	Initial ex-dividend date	Final ex-dividend date
April 2021	29.03.2021	05.04.2021
May 2021	27.04.2021	03.05.2021
June 2021	26.05.2021	01.06.2021
July 2021	25.06.2021	01.07.2021
August 2021	27.07.2021	02.08.2021
September 2021	26.08.2021	01.09.2021
October 2021	27.09.2021	01.10.2021
November 2021	26.10.2021	02.11.2021
December 2021	25.11.2021	01.12.2021
January 2022	28.12.2021	03.01.2022
February 2022	26.01.2022	01.02.2022
March 2022	23.02.2022	01.03.2022

(*) Ex-Dividend dates may vary subject to any determination of the Colombian Stock Exchange with respect to the business days for trading purposes.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 29, 2021

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel